SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 6-K
                   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                        TO RULE 13a-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                        For the month of December, 2003
                                LANOPTICS LTD.
                (Translation of registrant's name into English)
                               1 Hatamar Street
                                  P.O.B. 527
                                 Yokneam 20692
                                    ISRAEL
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F |X|                Form 40-F ___


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes ___                     No  |X|


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                               TABLE OF CONTENTS



Information Furnished

Signature

Exhibit Index

Exhibit 99.1 -- Press Release dated December 3, 2003

                             INFORMATION FURNISHED

         On December 3, 2003, LanOptics Ltd. issued a press release announcing that ECI Telecom's Optical Networks Division has selected EZchip's 10-Gigabit network processors for integration within ECI's next generation Metro Ethernet platforms. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           LANOPTICS LTD.


                                           By: /s/ Dror Israel
                                               ---------------------------
                                               Name:  Dror Israel
                                               Title: Chief Financial Officer


Dated: December 3, 2003

                                 Exhibit Index

Exhibit Number           Description
-------------            -----------

     99.1            Press release dated December 3, 2003.

Exhibit 99.1 - Press Release

                               [GRAPHIC OMITTED]


              EZchip's Network Processors Selected by ECI Telecom
             to Power its Next Generation Metro Ethernet Switches


San Jose, Calif - December 3, 2003 - EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP), a fabless semiconductor company providing high-speed network processors, today announced that ECI Telecom's Optical Networks Division has selected its 10-Gigabit network processors for integration within ECI's next generation Metro Ethernet platforms. Development of the new platforms is currently underway at ECI's headquarters following a thorough evaluation of the network processors in the market.

"We believe ECI is a world leader in the MSPP (Multi Service Provisioning Platform) market. Our XDM(R) MSPP converges intelligent optical networking capabilities with advanced data functionality including ATM and Ethernet Layer 2 over SDH/SONET and DWDM. Leveraging our expertise in this area we are now investing in our Ethernet capabilities, which will make us a formidable player in the next-generation metro Ethernet market," said Eyal Shaked, Vice President of Research and Development at ECI's Optical Networks division. "We selected EZchip's network processors for our next generation platforms for their advanced services capabilities, outstanding integration and simple programming model. Working together will lead to even more powerful offerings to address the growing demand for emerging Ethernet services. We are looking forward to a long and fruitful collaboration with EZchip."

"ECI's selection of EZchip validates our technology and long-term success," said Eli Fruchter, President and CEO of EZchip. "Through unmatched versatility our network processors excel in many different market segments, increasing our addressable market and enabling our customers to build a variety of solutions based on the same core technology. Whether their application is a metro switch, edge router, firewall or content switch, our customers are selecting our network processors for the dramatic savings in cost, power dissipation and chip count coupled with high performance and simple programming."

About ECI Telecom
ECI provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specialises in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.


About EZchip Technologies
EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2003 and beyond to differ materially from those expressed in any forward looking statements made by or on behalf of LNOP.


EZchip Contact:
Daureen Green
EZchip Technologies, Israel
++972-4-959-6677
dgreen@ezchip.com